Exhibit 99.3

LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES
AND OTHER NOMINEES

Exchange of
Warrants to Acquire Shares of Common Stock
of
SAEXPLORATION HOLDINGS, INC.
for
Shares of Common Stock of SAExploration Holdings, Inc.

THE OFFER (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON _____________, 2013, UNLESS THE OFFER IS EARLIER WITHDRAWN OR EXTENDED BY THE COMPANY. WARRANTS OF THE COMPANY TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW).

____________, 2013

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated ____________, 2013 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together set forth the offer of SAExploration Holdings, Inc. (the “Company”), a Delaware corporation formerly named Trio Merger Corp., to each holder of warrants to purchase common stock, par value $0.0001 per share, of the Company (“Warrants”), to receive one share of common stock of the Company in exchange for every ten Warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal. The Offer will be open until _________, 2013, at 5:00 p.m., Eastern Time, unless the Offer is earlier withdrawn or extended by the Company (the period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”).

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one share of common stock of the Company for every ten Warrants tendered by such holder and exchanged. Any Warrant holder that participates in the Offer may tender less than all of its Warrants for exchange.

No fractional shares of common stock of the Company will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of a share of common stock of the Company on the Nasdaq Global Market on the last trading day of the Offer Period.

Warrants not exchanged for shares of common stock of the Company pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such Warrants prior to their expiration.

THE OFFER IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.	The Letter of Transmittal, for your use in accepting the Offer and tendering Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal may be used to tender Warrants;

3.	The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) your Warrant certificates are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Depositary”) prior to the Expiration Date;

4.	A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Continental Stock Transfer & Trust Company.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer—General Terms—Conditions to the Offer.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., Eastern Time, on _________________, 2013, unless the Offer is earlier withdrawn or extended by the Company.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary, the information agent and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer—Fees and Expenses”) for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

MacKenzie Partners Inc.
105 Madison Avenue
New York, NY 10016
Telephone: (800) 322-2885
Facsimile: (212) 929-0308
Email: SAEX@mackenziepartners.com

Very truly yours,

SAExploration Holdings, Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Depositary, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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